FINANCIAL STATEMENTS

YEARS ENDED MARCH 31, 2011, 2010 AND 2009

(Expressed in Canadian Dollars, unless otherwise stated)

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of Amarc Resources Ltd.

We have audited the accompanying financial statements of Amarc Resources Ltd. (“the Company”), which comprise the balance sheets as at March 31, 2011 and 2010, and the statements of operations and comprehensive loss, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Amarc Resources Ltd. as at March 31, 2011 and 2010 and its financial performance and its cash flows for each of the years in the three year period ended March 31, 2011 in accordance with Canadian generally accepted accounting principles.

INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
Vancouver, Canada
July 25, 2011, except for note 14 which is at September 30, 2011

AMARC RESOURCES LTD.
Balance Sheets
(Expressed in Canadian Dollars)

	March 31,	March 31,
	2011	2010
ASSETS

Current assets
Cash and equivalents	$6,811,177	$4,310,460
Amounts receivable and prepaid expenses (note 13 (a))	1,197,540	172,223
Marketable securities (note 5)	113,750	45,376
Balance due from related parties (note 10)	57,632	29,870
	8,180,099	4,557,929

Refundable deposits and other prepayment	162,095	92,095
Equipment (note 6)	27,513	37,863
Mineral property interests (note 7)	2	2
	$8,369,709	$4,687,889

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$64,995	$32,999

Shareholders' equity
Share capital (note 9)	46,352,087	36,474,363
Contributed surplus (note 9(e))	1,852,377	1,852,377
Accumulated other comprehensive income (loss)	65,749	(2,625)
Accumulated deficit	(39,965,499)	(33,669,225)
	8,304,714	4,654,890

Nature and continuance of operations (note 1)
Commitments (note 7(a), 9(b))
Subsequent events (note 7(a), 9(c), 13)
	$8,369,709	$4,687,889

The accompanying notes are an integral part of these financial statements.

Approved by the Board of Directors

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

AMARC RESOURCES LTD.
Statements of Operations and Comprehensive Loss
(Expressed in Canadian Dollars, except for weighted average number of outstanding shares)

	Years ended March 31
	2011	2010	2009

Expenses
Amortization	$11,791	$16,228	$21,704
Exploration (note 8)	5,039,366	3,195,315	4,619,185
Legal, accounting, and audit	81,770	36,289	37,120
Management and consulting	3,965	23,241	58,464
Office and administration	196,948	153,518	178,078
Salaries and benefits	692,893	311,512	208,906
Shareholder communication	174,878	103,538	122,932
Stock-based compensation (note 9(c))	–	138,385	244,061
Travel	77,146	48,493	53,960
Trust and filing	33,422	59,138	25,915
	6,312,179	4,085,657	5,570,325
Other items
Foreign exchange loss (gain)	(115)	39,576	(218,818)
Gain on disposal of fixed assets	–	–	(14,007)
Interest and other income	(63,470)	(23,688)	(309,149)
Interest expense	500	–	–
Provision for bad debt	29,067	–	–
Tax related to flow-through financing (note 9 (b))	18,113	–	80,809
Loss for the year	$6,296,274	$4,101,545	$5,109,160

Loss for the year	$6,296,274	$4,101,545	$5,109,160
Unrealized loss (gain) on marketable securities	(68,374)	2,625	–
Total comprehensive loss for the year	$6,227,900	$4,104,170	$5,109,160

Basic and diluted loss per share	$0.07	$0.05	$0.07

Weighted average number of common shares outstanding	89,132,492	75,376,733	68,465,500

The accompanying notes are an integral part of these financial statements.

AMARC RESOURCES LTD.
Statements of Shareholders' Equity
(Expressed in Canadian Dollars, except for number of shares)

	Year ended March 31, 2011		Year ended March 31, 2010		Year ended March 31, 2009

	Number of		Number of		Number of
Share capital	shares		shares		shares
Balance at beginning of the year	83,839,473	$36,474,363	72,739,473	$31,247,065	67,739,473	$30,747,065
Common shares issued pursuant to the Newton property option agreement at a fair value of $0.17 per share (note 9(b))	–	–	100,000	17,000	–	–
Exercise of share warrants at $0.10 per share (note 9(b))	5,000,000	500,000	–	–	5,000,000	500,000
Private placement at $0.50 per share, net of issue costs (note 9(b))	–	–	11,000,000	5,210,298	–	–
Private placement at $0.80 per share, net of issue costs (note 9(b))	5,812,500	4,449,343	–	–	–	–
Private placement at $0.65 per share, net of issue costs (note 9(b))	8,076,923	4,928,381	–	–	–	–
Balance at end of the year	102,728,896	$46,352,087	83,839,473	$36,474,363	72,739,473	$31,247,065

Contributed surplus
Balance at beginning of the year		$1,852,377		$1,713,992		$1,469,931
Stock-based compensation		–		138,385		244,061
Balance at end of the year		$1,852,377		$1,852,377		$1,713,992

Accumulated other comprehensive income (loss)
Balance at beginning of the year		$(2,625)		$–		$–
Unrealized gain (loss) on marketable securities' (note 5)		68,374		(2,625)		–
Balance at end of the year		$65,749		$(2,625)		$–

Accumulated deficit
Balance at beginning of the year		$(33,669,225)		$(29,567,680)		$(24,458,520)
Loss for the year		(6,296,274)		(4,101,545)		(5,109,160)
Balance at end of the year		$(39,965,499)		$(33,669,225)		$(29,567,680)

Total Shareholders' Equity		$8,304,714		$4,654,890		$3,393,377
		–		–

The accompanying notes are an integral part of these financial statements.

AMARC RESOURCES LTD.
Statements of Cash Flows
(Expressed in Canadian Dollars)

	Years ended March 31
Cash provided by (used in)	2011	2010	2009

Operating activities
Loss for the year	$(6,296,274)	$(4,101,545)	$(5,109,160)
Adjustments for:
Amortization	11,791	16,228	21,704
Common shares received, included in exploration expenses	–	(48,001)	–
Common shares issued, included in exploration expenses	–	17,000	–
Unrealized foreign exchange loss (gain)	(18)	9,863	(12,216)
Gain on disposal of equipment	–	–	(14,007)
Provision for bad debt	29,067	–	–
Stock-based compensation	–	138,385	244,061
Changes in working capital:
Amounts receivable and prepaid expenses	(1,124,384)	2,136	(17,204)
Balances due from related parties	(27,762)	70,799	(282,902)
Accounts payable and accrued liabilities	31,996	(340)	(11,038)
Cash used in operating activities	(7,375,584)	(3,895,475)	(5,180,762)

Investing activities
Proceeds from sale of equipment	–	34,148	–
Purchase of equipment	(1,441)	–	(74,097)
Cash provided by (used in) investing activities	(1,441)	34,148	(74,097)

Financing activities
Proceeds from issuance of shares	9,877,724	5,210,298	500,000
Cash provided by financing activities	9,877,724	5,210,298	500,000

Increase (decrease) in cash and equivalents	2,500,699	1,348,971	(4,754,859)
Cash and equivalents, beginning of the year	4,310,460	2,971,352	7,713,995
	6,811,159	4,320,323	2,959,136
Effect of exchange rate fluctuations on cash held	18	(9,863)	12,216
Cash and equivalents, end of the year	$6,811,177	$4,310,460	$2,971,352

Components of cash and equivalents are as follows:
Cash	$6,811,177	$4,310,460	$2,971,352

Supplementary cash flow information:
Interest received	$63,470	$23,688	$309,149
Interest paid	$500	$–	$–

Non cash investing and financing activities:
Issuance of common shares for property option fees	$–	$17,000	$–
Marketable securities received	$35,000	$–	$–
Common shares received, included in exploration expenses	$–	$48,001	$–

The accompanying notes are an integral part of these financial statements.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia.

These financial statements have been prepared using Canadian generally accepted accounting principles ("GAAP") assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION

These financial statements are prepared in accordance with Canadian GAAP and are presented in Canadian dollars.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and equivalents

Cash and equivalents consist of cash and highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

(b)	Equipment

Equipment is recorded at cost and is amortized over its estimated useful life using the declining balance method at various rates ranging from 20% to 30% per annum.

(c)	Mineral property interests and related asset retirement obligations

The acquisition costs of mineral properties are deferred until the properties are placed into production, sold or abandoned. These costs are amortized on a unit-of-production basis over the estimated useful life of the related properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned, or when impairment has been determined to have occurred. If the deferred mineral property costs are determined not to be recoverable over the estimated useful life or are greater than the estimated fair market value, the unrecoverable portion is charged to operations in that period.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, on the date of issue or as otherwise provided under the agreement terms for the mineral property interest. Costs for properties for which the Company does not possess unrestricted ownership and exploration rights, such as option agreements, are expensed in the period incurred or until a feasibility study has determined that the property is capable of commercial production.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

Exploration costs and option payments are expensed in the period incurred. Option payments which are solely at the Company's discretion are recorded as they are made.

Administrative expenditures are expensed in the period incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected from the asset. If the carrying amount of the long-lived asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset value which is amortized over the same basis as the asset being retired. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company has no material asset retirement obligations as the disturbance at the exploration sites as at March 31, 2011 has been minimal.

(d)	Government assistance

Due to the uncertainty of approval associated with mineral exploration tax credits and other government grants for which the Company applies, government grants are recorded and credited to exploration expenses when the proceeds of these grants are actually received, or when received subsequent to the balance sheet date prior to the issuance of the financial statements.

(e)	Share capital

Common shares issued for mineral property interests are recorded at their fair market value based upon the trading price of the shares on the TSX Venture Exchange on the date of issue or as otherwise provided under the agreement terms to issue the shares.

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchaser of the flow-through shares.

Share issue costs are deducted from share capital.

(f)	Stock-based compensation

The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of a vesting period, compensation cost is recognized on a straight-line basis; for awards that vest on a graded basis, compensation cost is recognized on a pro-rata basis over the vesting period.

Consideration received by the Company upon the exercise of share purchase options and warrants, and the stock-based compensation previously credited to contributed surplus related to such options and warrants, is credited to share capital.

(g)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the determination of potential impairments of asset values, rates for amortization of equipment, the determination of future income tax liability and related valuation allowance, and the assumptions used in determining the fair value of non-cash stock-based compensation. Actual results could differ from those estimates.

(h)	Foreign currency translation

Revenues and expenses conducted in foreign currencies are translated at average exchange rates for the period. Amortization is translated at the same exchange rates as the assets to which it relates. Foreign exchange gains or losses are recognized in the statement of operations.

(i)	Segment disclosures

The Company is operating in a single reportable segment – the acquisition, exploration and development of mineral properties in Canada.

(j)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values, generally using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Future income tax assets also result from unused loss carry-forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

Under the Canadian Income Tax Act, a company may issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

(k)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

When the Company is in a net loss position, diluted loss per share is not presented separately as the effect of the outstanding options and warrants would be anti-dilutive.

(l)	Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties and plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of the estimated fair value of the asset over its carrying value.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write down is necessary.

(m)	Financial instruments

All financial instruments, including derivatives, are included on the Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are recognized in the statements of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. All financial instruments are classified into one of the following categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

•

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period earnings (loss).

•	Available-for-sale financial assets are measured at fair value. Changes in fair value are included in other comprehensive income (loss) until the gain or loss is recognized in earnings (loss).

•	Held for trading financial instruments are measured at fair value. All changes in fair value are included in earnings (loss) in the period in which they arise.

•

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. Changes in fair value are included in earnings (loss) in the period in which they arise, except for cash flow hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized in other comprehensive income (loss).

In accordance with this standard, the Company has classified its financial instruments as follows:

Financial Instrument	Classification	Measurement
Amounts receivable	Loans and Receivables	Amortized cost
Balance due from related parties	Loans and Receivable	Amortized cost
Marketable securities and investments (i)	Available for Sale	Fair Value
Accounts payable and accrued liabilities	Other Financial Liability	Amortized cost

(i)

Marketable securities are classified as available-for-sale securities and are measured at fair market value with unrealized gains or losses recorded in comprehensive income (loss). At the time securities are sold or otherwise disposed of, gains or losses are included in earnings (loss).

(n)	Comparative figures

Certain of the prior years' comparative figures have been reclassified to conform to the financial statement presentation adopted for the current year.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

4.	CHANGES IN ACCOUNTING POLICIES

Accounting standards not yet adopted

International Financial Reporting Standards ("IFRS")

In February 2008, the Accounting Standards Board ("AcSB") announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, although early adoption was permitted. Due to the Company's March 31 fiscal year end, the transition date for the Company is April 1, 2011.

The adoption of IFRS will require the restatement, for comparative purposes, of amounts reported by the Company for the annual and interim periods for prior years.

5.	MARKETABLE SECURITIES

As at March 31, 2011 and March 31, 2010, the Company held common shares in several public and private companies. These marketable securities were classified as available-for-sale securities with total initial costs amounting to $48,001 (2010 – $48,001). The estimated fair value of these securities at March 31, 2011 was $113,750 (2010 – $45,376).

6.	EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
March 31, 2011
Site equipment	$45,498	$29,040	$16,458
Computers	30,607	19,552	11,055
	$76,105	$48,592	$27,513
March 31, 2010
Site equipment	$44,057	$21,986	$22,071
Computers	30,607	14,815	15,792
	$74,664	$36,801	$37,863

7.	MINERAL PROPERTY INTERESTS

The Company has recorded the following interest in royalties in currently non-producing properties at a nominal value on the balance sheet:

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

	March 31	March 31
	2011	2010
Ana, Yukon Territory (b)	$1	$1
Mann Lake, Saskatchewan (b)	1	1
	$2	$2

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to its properties is in good standing.

(a)	British Columbia, Canada

(i) Newton Property

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corporation ("NGC") (formerly named New High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making a cash payment of $60,000 (paid), issuing 100,000 of the Company's common shares (issued) to the underlying owners and funding exploration expenditures to the amount of $240,000 on or before December 31, 2009 (completed) and an additional $4,700,000 (completed) over seven years from the effective date of the agreement (see note 13 for subsequent events). In consideration of the Company agreeing to issue to the underlying owners 100,000 common shares, NGC has agreed to issue to the Company 100,000 common shares (issued).

The agreement with NGC is subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby NGC has the right to acquire a 100% undivided interest in all the claims held under that agreement through a series of staged payments and share issuances, which payments and share issuances have been completed, and exploration expenditures to the amount of $240,000 on or before December 31, 2009 (completed). The claims held under the Underlying Agreement are subject to a 2% net smelter royalty, which may be purchased by NGC for $2,000,000. Annual advance royalty payments of $25,000 are required starting in January 2011.

Subsequent to March 31, 2011, the Company completed its earn-in requirements under the Newton Agreement, and entered into a joint venture with NGC on this property (the "Newton Joint Venture Agreement") effective May 16, 2011.

(ii) NEWS claims

As at March 31, 2011, the Company had acquired, by staking claims, a 100% interest in the NEWS claims, which extend primarily to the south, and also to the north, from the Newton property.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

(iii) Tulox Property

The Tulox property (the "Property") was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.) and amended on March 23, 2010 and July 27, 2010, an unrelated British Columbia company, whereby Tulox may acquire a 50% interest in the property for consideration of 1,525,000 Tulox common shares (525,000 shares issued) and by incurring $1,000,000 in expenditures on the property over three years. Under this agreement, Tulox may acquire a 100% interest for additional consideration of 1,100,000 of its common shares and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013.

Tulox has made cash payment of $10,000 and issued 525,000 common shares to date under the April 2009 Option Agreement. The agreement is subject to certain conditions including regulatory approval. Under the agreement, the Company will receive a 3% net smelter returns ("NSR") royalty following the commencement of commercial production on the property. In addition, the Company receives a "back-in right" whereby the Company can acquire a 60% interest in the property by agreeing, within 90 days of the completion of a pre-feasibility study, to fund a further $10,000,000 of exploration expenditures on the property. However, upon exercise of the "back-in right", the Company's entitlement to NSR will reduce to 1.2% from 3%.

Subsequent to March 31, 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc. Under this amended option agreement, Newlox can acquire a 100% interest in the Property by spending $2,000,000 on the Property and issuing 2,350,000 common shares in its capital to Amarc, in tranches ending August 2013.

(iv) Galileo and Hubble Properties

As at March 31, 2011, the Company held a 100% interest in the Galileo and Hubble properties, which are located within the Blackwater-Davidson district approximately 120 kilometres southwest of Vanderhoof.

(v) Sitlika Properties

The Company acquired by staking 100% interests in several mineral properties located in the Omineca, Cariboo and Clinton Mining Divisions of British Columbia, ranging in location from approximately 110 kilometers northeast of Smithers to approximately 35 kilometers southwest of Williams Lake. As of March 31, 2011, these properties included the Aspira, Huge East, Megamine, and Polymet claims.

(b)	Yukon Territory and Saskatchewan

The Company has a 5% net profits interest ("NPI") in the 46 mineral claims comprising the Ana Property in the Yukon, and a 2.5% NPI in a mineral lease comprising the Mann Lake Property in Saskatchewan. These net profit interests have been recorded at a nominal value of $1 each (note 7). The Company has neither active exploration programs nor does it plan to undertake any new programs on these properties at the present time.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

8.	EXPLORATION SCHEDULE

Exploration expenses for the year ended March 31, 2011

	Newton	Sitlika		Other
	program	program	Generative	(including
	BC	BC	BC	METC-BC)	Total
Assays and analysis	$539,649	$–	$13,789	$43,297	$596,735
Drilling	1,255,720	–	–	–	1,255,720
Equipment rental	134,408	–	–	1,800	136,208
Geological	2,067,273	–	163,057	489,028	2,719,358
Graphics	35,502	–	4,926	14,939	55,367
Helicopter	25,703	–	–	–	25,703
Mineral Exploration Tax Credit	–	–	–	(1,127,201)	(1,127,201)
Property fees and assessments	174,008	–	1,125	36,063	211,196
Property option payments	24,999	–	–	–	24,999
Site activities	817,657	–	888	14,570	833,115
Sustainability	184,428	–	7,495	4,069	195,992
Travel and accommodation	104,783	–	3,779	3,612	112,174
Incurred during fiscal 2011	5,364,130	–	195,059	(519,823)	5,039,366
Cumulative expenditures, March 31, 2010	2,472,098	7,286,194	3,753,086	11,752,696	25,264,074
Cumulative expenditures, March 31, 2011	$7,836,228	$7,286,194	$3,948,145	$11,232,873	$30,303,440

Exploration expenses for the year ended March 31, 2010

	Newton	Sitlika		Other
	program	program	Generative	(including
	BC	BC	BC	METC-BC)	Total
Assays and analysis	$149,350	$23,243	$54,657	$24,319	$251,569
Drilling	617,938	1,178	–	51,190	670,306
Equipment rental	13,244	13,738	–	1,547	28,529
Geological	1,374,625	143,587	211,755	26,428	1,756,395
Graphics	12,946	2,198	1,980	990	18,114
Helicopter	–	79,505	1,645	37,011	118,161
Mineral Exploration Tax Credit	–	–	–	(252,086)	(252,086)
Property fees and assessments	9,339	26,837	12,258	26,185	74,619
Property option payments	77,000	–	–	–	77,000
Site activities	151,796	72,675	3,956	26,620	255,047
Sustainability	32,764	120,100	810	2,620	156,294
Travel and accommodation	33,096	5,362	1,270	1,639	41,367
Incurred during fiscal 2010	2,472,098	488,423	288,331	(53,537)	3,195,315
Cumulative expenditures, March 31, 2009	–	6,797,771	3,464,755	11,806,233	22,068,759
Cumulative expenditures, March 31, 2010	$2,472,098	$7,286,194	$3,753,086	$11,752,696	$25,264,074

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

Exploration expenses for the year ended March 31, 2009

	Newton	Sitlika		Other
	program	program	Generative	(including
	BC	BC	BC	METC-BC)	Total
Assays and analysis	$–	$462,881	$24,415	$109,053	$596,349
Drilling	–	806,590	–	–	806,590
Engineering	–	370,280	500	–	370,780
Equipment rental	–	69,988	35,953	13,203	119,144
Geological	–	1,496,369	549,721	496,574	2,542,664
Graphics	–	6,004	10,008	2,845	18,857
Helicopter	–	582,325	–	18,170	600,495
Mineral Exploration Tax Credit	–	–	–	(1,435,072)	(1,435,072)
Property fees and assessments	–	41,435	12,361	19,059	72,855
Property option payments	–	50,000	–	10,000	60,000
Site activities	–	353,582	40,378	95,714	489,674
Sustainability	–	15,682	1,895	628	18,205
Travel and accommodation	–	317,731	7,039	33,874	358,644
Incurred during fiscal 2009	–	4,572,867	682,270	(635,952)	4,619,185
Cumulative expenditures, March 31, 2008	–	2,224,904	2,782,485	12,442,185	17,449,574
Cumulative expenditures, March 31, 2009	$–	$6,797,771	$3,464,755	$11,806,233	$22,068,759

9.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares.

(b)	Share issuances

Fiscal year ended March 31, 2011

During the year ended March 31, 2011, the Company completed a brokered and non-brokered private placement of 13,889,423 of its common shares, consisting of 5,812,500 flow-through shares at a price of $0.80 per share and 8,076,923 non-flow-through shares at a price of $0.65 per share, for aggregate gross proceeds of $9,900,000. The Company incurred costs about $522,000 in finder's and other fees relating to this private placement. In accordance with the terms of the flow-through share agreements, the Company is obligated to spend the proceeds of $4,650,000 from the issuance of the flow-through shares on eligible exploration activities by December 31, 2011. The Company is subject to a tax, calculated monthly, on the portion of the proceeds remaining unspent each month after February 2011. As at March 31, 2011, approximately $3,150,000 remained to be spent on eligible exploration activities.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

In October 2010, pursuant to the exercise of 5,000,000 share warrants (the "Warrants") the Company issued 5,000,000 flow-through shares for aggregate gross proceeds of $500,000. Prior to the exercise of the Warrants, the Company and the holders of the Warrants (the "Holders") agreed to amend the terms of the Warrants whereby the Holders were entitled to acquire flow- through shares instead of non-flow-through shares as had been originally stipulated in the terms of the Warrants. Consequently, the Company also entered into flow-through share agreements with the Holders, whereby the Company agreed to spend the proceeds from the issuance of the flow-through shares on eligible exploration activities before December 31, 2011 (completed).

Fiscal year ended March 31, 2010

During the year ended March 31, 2010, the Company completed a private placement of 11,000,000 of its common shares at a price of $0.50 per share, consisting of 4,800,000 flow- through shares and 6,200,000 non-flow-through shares for aggregate gross proceed of $5,500,000.

In August 2009, the Company issued 100,000 common shares pursuant to the Newton property agreement (note 7(a)(i)). The Company recorded this issuance and the corresponding property option fees at $17,000, being the estimated fair value of the shares using the quoted market price on the date of issuance.

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death.

The continuity of share purchase options for the year ended March 31, 2011 was:

	Exercise	March 31,			Expired/	March 31,
Expiry date	price	2010	Granted	Exercised	Cancelled	2011
July 19, 2011	$0.70	1,615,200	–	–	(28,000)	1,587,200
April 28, 2012	$0.70	70,000	–	–	–	70,000
March 30, 2013	$0.51	50,000	–	–	–	50,000
		1,735,200	–	–	(28,000)	1,707,200
Weighted average exercise price		$0.69	–	–	$0.70	$0.69

Subsequent to March 31, 2011, a total of 5,000 options were cancelled and 1,582,200 options expired unexercised.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

The continuity of share purchase options for the year ended March 31, 2010 was:

	Exercise	March 31,			Expired/	March 31,
Expiry date	price	2009	Granted	Exercised	Cancelled	2010
July 19, 2011	$0.70	1,713,600	–	–	(98,400)	1,615,200
April 28, 2012	$0.70	–	70,000	–	–	70,000
March 30, 2013	$0.51	–	50,000	–	–	50,000
		1,713,600	120,000	–	(98,400)	1,735,200
Weighted average exercise price	–	$0.70	$0.62	–	$0.70	$0.69

No options were granted during the 2011 fiscal year. Using an option pricing model with the assumptions noted below, the estimated fair value of all options granted or vesting and which have been reflected in the statements of operations are as follows:

	Year ended March 31
	2011	2010	2009
Exploration
Engineering	$–	$5,658	$18,796
Environmental, socioeconomic and land	–	2,385	3,793
Geological	–	47,961	75,889
Exploration	–	56,004	98,478
Operations and administration	–	82,381	145,583
Total compensation cost recognized in operations, credited to contributed surplus	$–	$138,385	$244,061

The assumptions used to estimate the fair value of options vesting during the respective periods were as follows:

	Year ended March 31
	2011	2010	2009
Risk free interest rate	–	2.48%	1.96%
Expected life	–	3 years	3 years
Expected volatility	–	85%	83%
Expected dividends	–	nil	nil

No options were granted during the 2011 fiscal year.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

(d)	Share purchase warrants

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2011 was:

	Exercise	March 31,		Exercised		Expired/	March 31,
Expiry date	Price	2010	Issued	(note 9	(b))	Cancelled	2011
February 9, 2011	$0.10	5,000,000	–	5,000,000		–	–
Weighted average exercise price		$0.10	–	$0.10		–	–

The continuity of share purchase warrants (each warrant redeemable for one common share) for the year ended March 31, 2010 was:

	Exercise	March31,			Expired/	March 31,
Expiry date	Price	2009	Issued	Exercised	Cancelled	2010
February 9, 2011	$0.10	5,000,000	–	–	–	5,000,000
Weighted average exercise price		$0.10	–	–	–	$0.10

(e)	Contributed surplus

The components of contributed surplus are:

	March 31,	March 31,
	2011	2010
Estimated fair value of warrants	$982,110	$982,110
Cumulative stock-based compensation	1,275,363	1,275,363
Contributed surplus transferred to share capital relating to
options exercised	(405,096)	(405,096)
Total	$1,852,377	$1,852,377

The warrants exercised during the year ended March 31, 2011 had no fair value assigned to them when granted; consequently there was no impact on contributed surplus upon their exercise.

10.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable	March 31	March 31
	2011	2010
Hunter Dickinson Services Inc. (a)	$57,632	$29,870

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

Transactions	Year ended March 31
	2011	2010	2009
Hunter Dickinson Services Inc. (a):
Services rendered and expenses reimbursed	$2,819,419	$1,526,583	$2,658,528
Cash advances	$154,750	$–	$–
United Mineral Services Ltd. (b)
Promissory note issued against receipt of cash	$872,580	$–	$–
Payment of the interest on the promissory note	$500	$–	$–
Farallon Minera Mexicana S.A. de C.V. (c):
Sale of equipment	$–	$–	$32,679

(a)

Hunter Dickinson Services Inc. ("HDSI") is a private company which has certain directors in common with the Company. Pursuant to an agreement dated July 2, 2010, HDSI provides geological, corporate development, administrative and management services to the Company at annually set rates. As per the agreement with HDSI, the Company may provide advances to, or receive advances from, HDSI for exploration and administrative services. HDSI also incurs third party costs on behalf of the Company. Prior to July 2, 2010, HDSI had provided services to the Company on a full cost recovery basis, pursuant to an agreement dated June 1, 2008.

(b)

United Mineral Services Ltd. ("UMS") is a private company controlled by a director of Amarc. Pursuant to a loan agreement dated December 6, 2010, the Company received a loan of $872,580 from UMS against a promissory note payable on demand and bearing interest at a rate of 1% per annum, calculated monthly and payable quarterly. On December 20, 2010, the Company made a partial repayment of $500,000 against the principal amount of the loan. On January 6, 2011, the loan was fully repaid, along with accrued interest.

(c)

Farallon Minera Mexicana S.A. de C.V. ("FMM"), a subsidiary of Farallon Resources Ltd., was until recently a public company which had certain directors in common with the Company. During the year ended March 31, 2009, the Company sold some used equipment to FMM at market value, for $32,679.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

11.	INCOME TAXES

As at March 31, 2011 and 2010, the estimated tax effects of the significant components within the Company's future income tax assets (liabilities) are as follow:

	March 31	March 31
	2011	2010
Future income tax assets (liabilities):
Resource pools	$3,110,000	$2,707,000
Loss carry forwards	1,476,000	1,057,000
Financing expenses	148,000	65,000
Equipment	12,000	9,000
Available-for-sale financial assets	(9,000)	-
Subtotal	4,737,000	3,838,000
Valuation allowance	(4,737,000)	(3,838,000)
Net future income tax asset	$–	$–

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial tax rates to earnings before income taxes. These differences result from the following items:

	March 31	March 31
	2011	2010
Combined Canadian federal and provincial statutory rate	28%	29.6%

Income tax at statutory rates	$(1,763,000)	$(1,215,000)
Permanent differences	757,000	435,000
Tax rate differences	108,000	128,000
Adjustments of taxes of prior periods	(1,000)	(41,000)
Change in valuation allowance	899,000	693,000
	$–	$–

At March 31, 2011, the Company had taxable capital losses of $1.6 million (2010 – $1.6 million) that do not expire and $4.3 million (2010 – $2.6 million) in non-capital losses expiring in various periods from 2015 to 2031.

12.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the year ended March 31, 2011.

(b)	Carrying Amounts and Fair Values of Financial Instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data

The following table illustrates the classification of the Company's financial instruments within the fair value hierarchy as at March 31, 2011 and 2010.

	Financial assets at fair value as at March 31, 2011
	Level 1	Level 2	Level 3	Total
Marketable securities and investments	$78,750	$35,000	$–	$113,750

	Financial assets at fair value as at March 31, 2010
	Level 1	Level 2	Level 3	Total
Marketable securities and investments	$45,376	$–	$–	$45,376

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

(i)       Credit Risk

The Group's credit risk is primarily attributable to its liquid financial assets including cash and equivalents, and amounts receivable and other assets. The carrying value of the Group's cash and equivalents and amounts receivable and other assets represent the maximum exposure to credit risk.

	Carrying Amount
	March 31,	March 31,
Financial assets	2011	2010
Cash and equivalent	$6,811,177	$4,310,460
Amounts receivable	1,307,241	232,159
Available-for-sale financial assets	113,750	45,376
Balance due from related parties	57,632	29,870
Total	$8,289,800	$4,617,865

Impairment losses

At March 31, 2011, the Company has recorded a provision for bad debt amount to $ 29,067 (2010 – $nil)

Cash and equivalents.

The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents in high quality investments with major financial institutions and in federal government-backed treasury bills.

Amounts receivable

Included in the Company's receivables is the Company's claim for 2009 Mineral Exploration Tax Credit ("BC METC") with interest totaling to an amount of $904,143 and an HST receivable amount of $251,002. The Company received the 2009 BC METC claim in April 2011 and HST claims in June 2011.

(ii)      Liquidity Risk

The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company's holdings of cash and equivalents. The Company's cash and equivalents are invested in business accounts which are immediately available on demand for the Company's use.

The Company has sufficient cash and equivalents to meet commitments associated with its financial liabilities.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

	Carrying Amount
	March 31,	March 31,
Amounts payable and accrued liabilities	2011	2010
Carrying amount	$64,995	$32,999
Contractual cash flow	$64,995	$32,999
Due in following year	$64,995	$32,999

(iii)         Market Risk

The significant market risk exposures to which the Company is exposed are foreign exchange risk, interest rate risk and price risk.

Foreign exchange risk

The Company incurs substantially all of its expenditures in Canada and a significant portion of its cash and equivalents are denominated in Canadian dollars ("CAD"). At March 31, 2011, the Company was exposed to foreign exchange risk to the extent of exchange rate fluctuation and a resultant change in the value of its cash and equivalents held in US dollars ("USD").

At March 31, 2011, the exposure of the Company's financial assets to foreign exchange risk is cash held in United States dollars with the amount equivalent to $17,323 (2010 – $118,199)

Substantially all of the Company's liabilities are denominated in Canadian dollars.

The Company currently does not engage in foreign currency hedging.

The following significant exchange rates were applied during the year and at the reporting dates:

	2011	2010
Canadian dollars per United States dollar
Closing rate at March 31 .	0.9696	1.0158
Average rate during the year	1.0164	1.0904

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company's policy is to invest cash in variable rate financial instruments having maturity dates of three months or less from the date of acquisition and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.

Assuming that all other variables remain constant, a 10 basis point increase or decrease in interest rates would have resulted in a decrease or increase in the loss of approximately $6,000 in the year (2010 – $2,000).

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

Price risk

The Company is subject to price risk in respect of its investments in marketable securities (note 5).

13.	SUBSEQUENT EVENTS

(a)	METC refund

Subsequent to March 31, 2011, the Company received $872,580 in mineral exploration tax credits in respect of its fiscal year ended March 31, 2009 under the British Columbia Mineral Exploration Tax Credit program. This amount has been included in exploration expenses for the year ended March 31, 2011. The Company also received $31,563 in interest related to this tax credit, which has been recorded as interest income.

(b)	Newton joint venture agreement

Subsequent to March 31, 2011, the Company entered into a joint venture agreement (the "Newton Joint Venture Agreement") with Newton Gold Corp. on the Newton property (note 7(a)(i)). The companies also agreed to incorporate the adjacent NEWS mineral claims into that agreement, resulting in a project area totaling 284 mineral claims.

(c)	Tulox Property option agreement

Subsequent to March 31, 2011, the Company entered into an amended Option Agreement with Newlox Gold Venture Corp on the Tulox Property (note 7(a)(iii)).

(d)	. Issuance of share purchase options

Subsequent to March 31, 2011, a total of 5,534,100 share purchase options exercisable at $0.32 expiring in various periods from 2014 to 2014 were granted to directors, employees, and service providers.

14.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with the generally accepted accounting principles in United States of America ("US GAAP").

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

Had the Company followed US GAAP, certain items on the balance sheet and statements of operations and comprehensive loss would have been reported as follows:

Balance Sheets	March 31, 2011	March 31, 2010
Total assets under Canadian GAAP	$8,369,709	$4,687,889
Adjustments under US GAAP	–	–
Total assets under US GAAP	8,369,709	$4,687,889

Total liabilities under Canadian GAAP	64,995	32,999
Adjustment under US GAAP	–	–
Total Liabilities under US GAAP	64,995	32,999

Total shareholders’ equity under Canadian GAAP	8,304,714	4,654,890
Adjustment under US GAAP
Premium of flow-through shares (note 14(d))	(870,000)	–
Renunciation of flow-through shares (note 14(d))	870,000	–
Total shareholders’ equity under US GAAP	$8,304,714	$4,654,890

	Year ended March 31
Statements of Operations and Comprehensive loss	2011	2010	2009
Loss for the year under Canadian GAAP	$6,296,274	$4,101,545	$5,109,160
Adjustments under US GAAP Recovery of flow-through shares.	(870,000)	–	–
Loss for the year under US GAAP	5,426,274	4,101,545	5,109,160
Unrealized loss (gain) on marketable securities under Canadian and US GAAP	(68,374)	2,625	–
Total comprehensive loss for the year under US GAAP	$5,357,900	$4,104,170	$5,109,160

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

Statements of Shareholders’ Equity	Year ended March 31, 2011		Year ended March 31, 2010		Year ended March 31, 2009
Share capital	Number of shares		Number of shares		Number of shares
Balance at end of the year under Canadian GAAP	102,728,896	$46,352,087	83,839,473	$36,474,363	72,739,473	$31,247,065
Adjustment under US GAAP
Premium of flow-through shares (note 14(d))		(870,000)		–		–
Balance at end of the year under US GAAP		$45,482,087		$36,474,363		$31,247,065

Contributed surplus
Balance at end of the year under Canadian GAAP		$1,852,377		$1,852,377		$1,713,992
Adjustment under US GAAP		–		–		–
Balance at end of the year under US GAAP		$1,852,377		$1,852,377		$1,713,992

Accumulated other comprehensive income (loss)
Balance at end of the year under Canadian GAAP		$65,749		$(2,625)		–
Adjustment under US GAAP		–		–		–
Balance at end of the year under US GAAP		$65,749		$(2,625)		–

Accumulated deficit
Balance at end of the year under Canadian GAAP		$(39,965,499)		$(33,669,225)		$(29,567,680)
Adjustment under US GAAP
Recovery of flow-through shares (note 14(d))		870,000		–		–
Balance at end of the year under US GAAP		$(39,095,499)		$(33,669,225)		$(29,567,680)

Total Shareholders' Equity under Canadian GAAP		$8,304,714		$4,654,890		$3,393,377
Adjustments under US GAAP
Premium of flow-through shares (note 14(d))		(870,000)		–		–
Recovery of flow-through shares (note 14(d))		870,000		–		–
Total Shareholders' Equity under US GAAP		$8,304,714		$4,654,890		$3,393,377

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

	Year ended March 31
Statements of Cash Flows	2011	2010	2009
Cash used in operating activities per Canadian GAAP	$(7,375,584)	$(3,895,475)	$(5,180,762)
Adjustment under US GAAP
Decrement of loss from the recognition of premium of flow through shares \as an expense recovery (note 14(d))	870,000	–	–
Adjustment for non-cash transaction for the premium of flow- through shares (note 14(d))	(870,000)	–	–
Cash used in operating activities per US GAAP	(7,375,584)	(3,895,475)	(5,180,762)
Cash used in investing activities per Canadian and US GAAP	(1,441)	34,148	(74,097)
Cash used in financing activities per Canadian and US GAAP	9,877,724	5,210,298	500,000
Increase (decrease) in cash and equivalents per Canadian and US GAAP	2,500,699	1,348,971	(4,754,859)
Cash and equivalents, beginning of the year per Canadian and US GAAP	4,310,460	2,971,352	7,713,995
	6,811,159	4,320,323	2,959,136
Effect of exchange rate fluctuation on cash held per Canadian GAAP and US GAAP	18	(9,863)	12,216
Cash and equivalent, end of the year per Canadian GAAP and US GAAP.	$6,811,177	$4,310,460	$2,971,352

(a)	Mineral property costs

The Company's policy of expensing all property costs except where an outright property interest has been acquired results in an accounting treatment for these costs which the Company considers to be materially congruent with US GAAP. Accordingly, the Company considers that there are no differences between US and Canadian GAAP with respect to mineral property costs in these financial statements.

(b)	Stock-based compensation

Accounting Standard Codification 718, Compensation-Stock Compensation, requires all share- based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. In calculating compensation to be recognized, SFAS 123(R) requires the Company to estimate future forfeitures. For Canadian GAAP purposes, the Company uses the fair value method to account for all stock option grants but accounts for forfeitures as they occur, as permitted by Canadian GAAP. The Company believes that the effect of estimated forfeiture rate is not material.

(c)	Income Taxes

FASB Codification 740-10 (“Codification 740-10”) Accounting for Uncertainty in Income Taxes, prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

Codification 740-10 requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Codification 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of Codification 740-10, any cumulative effect resulting from the initial adoption of Codification 740-10 is to be recorded as an adjustment to the opening balance of deficit. The adoption of Codification 740-10 did not result in a material impact on the Company's consolidated financial position or results of operations.

(d)	Flow-through shares

During the year ended March 31, 2011, the Company completed a brokered and non-brokered private placement of 13,889,423 of its common shares, consisting of 5,812,500 flow-through shares at a price of $0.80 per share, which amount represented a premium of $0.15 per share or about $870,000 when compared to other non-flow-through shares issued at the same time at $0.65 per share. As permitted by Canadian GAAP, the issuance of the flow-through shares was recorded as a credit to share capital. However, per US GAAP, the premium on flow-through shares issued should be recorded as a liability at the time the shares were issued rather than as shares issued. The premium liability was discharged during the fiscal year ended March 31, 2011 and was recognized as a recovery on flow-through shares when the Company submitted the renunciation form with the Canadian tax authorities.

(e)	Accounts payable and accrued liabilities comprise:

	As at March 31	As at March 31
	2011	2010
Trade payables	$34,528	$12,999
Accrued liabilities	30,467	20,000
	$64,995	$32,999

(f)	Impact of recently adopted United States accounting pronouncements:

(i)

In June 2009, the FASB issued new guidance relating to accounting for Variable Interest Entities ("VIE") codified within ASC 810-10. Key changes include: (a) the elimination of the exemption for qualifying special purpose entities ("QSPE"); (b) a new approach for determining who should consolidate a VIE; and (c) changes to when it is necessary to reassess who should consolidate a VIE. This standard is effective for years beginning after November 15, 2009, and for subsequent interim and annual reporting periods thereafter. The adoption of this standard does not have a significant effect on the Company's results of operations or financial position.

(ii)

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06 or the ASU). The ASU amends ASC 820 to require a number of additional disclosures regarding fair value measurements. Specifically, the ASU requires entities to disclose:

		(a)	the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers

		(b)	the reasons for any transfers in or out of Level 3

		(c)	information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis

AMARC RESOURCES LTD.
Notes to the Financial Statements
Years ended March 31, 2011, 2010, and 2009
(Expressed in Canadian Dollars, unless otherwise stated)

In addition to these new disclosure requirements, the ASU also amends ASC 820 to clarify certain existing disclosure requirements.

Except for the requirement to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, all the amendments to ASC 820 made by ASU 2010-06 are effective for interim and annual reporting periods beginning after 15 December 2009. The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements does not become effective until fiscal years beginning after 15 December 2010, including interim periods within those fiscal years.

The Company has determined that the adoption of the parts of this standard which are currently in effect had no significant impact on its results of operations or financial position. The Company neither expects the adoption of the parts of this standard which are not currently in effect to have a significant impact on its results of operations or financial position.

(g)	United States accounting pronouncements to be adopted.

(i)	In December 2010, the FASB issued Accounting Standards Update (“ASU”) No.2010- 29, "Disclosure of supplementary pro forma information for business combinations".

This ASU clarify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. This ASU also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. Effective for business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning of or after December 15, 2010.

(ii)	In June 2011, the FASB issued ASU No. 2011-05, “Presentation of comprehensive income”.

This ASU requires (i) that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements and (ii) presentation of reclassification adjustments from other comprehensive income “OCI” to net income on the face of the financial statements. Effective for years, and interim periods within those years, beginning after December 15, 2011.